NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	November 15, 2017

Canada: TSX: KLS
United States: NYSE American: KIQ

NOT FOR DISSEMINATION IN THE UNITED STATES

KELSO TECHNOLOGIES INC.
ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE American: KIQ) announces that it has arranged to raise up to $2,500,000 CAD by way of a non-brokered private placement of 5,000,000 units at a price of $0.50 per unit (the “Private Placement”). Each unit will consist of one common share of the Company and a one share purchase warrant. Each warrant can be exercised at $0.80 for the first 12 months or $1.20 for the second 12 months from the date of closing of the Private Placement.

All common shares issued under the Private Placement will be subject to a four month plus one day hold period in accordance with applicable Canadian securities laws. Closing of the Private Placement is subject to the receipt of all regulatory approvals, including those of the Toronto Stock Exchange (“TSX”), and all other closing conditions, including but not limited to, execution of subscription agreements between the Company and the subscribers.

Subject to acceptance by the TSX, an 8% finder’s fee may be payable on all or a portion of the subscriptions accepted by Kelso.

The proceeds of the Private Placement will be used to complete product development, establish supply chains for new products, continue marketing initiatives and provide general working capital. Kelso’s new products initiatives include specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and high performance suspension systems for motor vehicles being used in rugged sloped terrain applications in both recreational and commercial operations. Most new products not requiring AAR approvals are nearing completion and are expected to be ready for market distribution in 2018.

James R. Bond, CEO of Kelso comments that, “This Private Placement is the first time since September 2012 that Kelso has raised any significant funds to finance its ongoing product and business development plans. The prolonged recession in rail tank car markets greatly diminished our available funds for product development. All of Kelso’s new products are nearing completion and do not require lengthy regulatory approval processes before going to market. New equity capital allows Kelso to maintain its momentum on all sales, production and distribution activities with the goal of a return to profitability.”

About Kelso Technologies

Kelso is an engineering product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a designer and reliable supplier of unique high performance rail tank car equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm. The Company offers specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and high performance suspension systems for motor vehicles being used in rugged sloped terrain applications in both recreational and commercial operations For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company intends to finance up to $2,500,000 CAD with new equity capital; that new equity capital allows Kelso to maintain its momentum on all sales, production and distribution activities with the goal of a return to profitability; that Kelso’s new products initiatives are nearing completion and do not require lengthy regulatory approval processes; that new products will be ready for market distribution in 2018; and that our new products will include specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and high performance suspension systems for motor vehicles being used in rugged sloped terrain applications in both recreational and commercial operations. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation, that we may not be able to raise the funds we expect, the risk that completion of products may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages;, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:
James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com